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[Janus letterhead]

August 6, 2009

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0505

Re: JANUS INVESTMENT FUND (the "Registrant")
    1933 Act File No. 002-34393
    1940 Act File No. 811-01879
    Post-Effective Amendment No. 124

Dear Mr. Greene:

On behalf of the Registrant and its funds or portfolios (each, a "Fund" and collectively, the "Funds"), this letter is to respond to your comments made by telephone on June 3, 2009 with respect to the Registrant's Post-Effective Amendment No. 124 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 3, 2009. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

     1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

          RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

Prospectus Comments

     2. COMMENT: As a general comment, the Staff inquired whether the Registrant had provided appropriate disclosure related to recent market turmoil.

          RESPONSE: Each Fund's Main Investment Risks section contains disclosure related to market risk that provides information related to the effects of deteriorating economic or market conditions including, but not limited to, general declines in prices on the stock markets, declines in the real estate markets, and declines in commodities prices. Additional language has also been added regarding recent events in the equity and fixed-

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          income markets which have resulted in a high degree of volatility, both domestic and international.

     3. COMMENT: The Staff noted that in the cases of Funds with "global," "international," or "worldwide" in their names, such Funds should each invest in securities of at least ten countries and invest at least 40% of their respective assets in securities of foreign countries, excluding the United States.

          RESPONSE: Consistent with investment policies and restrictions of these Funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such Funds invest in several countries. The Registrant believes these investment policies are consistent with formal SEC guidance.

     4. COMMENT: With respect to Janus Global Life Sciences Fund, the Staff asked if there was a "test," whether by revenue or otherwise, to ensure the Fund's compliance with its stated investment policy in life sciences.

          RESPONSE: The Fund's Principal Investment Strategies section currently contains disclosure regarding investments that may be considered to have a "life sciences" orientation. The disclosure is designed to provide additional information regarding the types of companies that could be held by the Fund and include companies engaged in research, development, production, or distribution of products or services related to health and personal care, medicine, or pharmaceuticals.

     5. COMMENT: With respect to disclosure related to foreign exposure risk, the Staff asked for a supplemental explanation as to why an update to the percentage of emerging markets securities held by a Fund from the previous fiscal year is not a material change that should be filed under Rule 485(a) of the 1933 Act.

          RESPONSE: Pursuant to prior discussions with the Staff, the Funds have previously disclosed their level exposure to emerging markets and associated risk, if applicable. The Funds update their percentage of emerging market exposure in order to provide shareholders with the most recent data available and include related disclosure that has previously been reviewed by the Staff. Given that the disclosure has been previously discussed with and reviewed by the Staff, it would not require a 485(a) filing that serves the purpose of allowing for advance review by the Staff. This change is considered non-material.

     6. COMMENT: With respect to disclosure related to short positions, the Staff asked for confirmation that appropriate disclosure is reflected in the Expenses table.

          RESPONSE: As discussed with the Staff, and as described in a footnote to the Fees and Expenses table, "Other Expenses" will include dividends or interest on short sales, as applicable.

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     7.   COMMENT: The Staff indicated that the footnotes to the Fees and
          Expenses table should follow the expense examples.

          RESPONSE: As previously noted, the Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication, which the Registrant believes is consistent with its current disclosure.

     8. COMMENT: The Staff requested that the Registrant verify whether applicable fee waiver agreements will be in effect for at least one year from the effective date and that the agreements will be included as exhibits to the filing.

          RESPONSE: The Registrant confirms that the agreements will be in effect for the specified period and that its practice, although not required under Part C to Form N-1A, is to include the fee waiver agreements that impact advisory fees as exhibits in a subsequent post-effective amendment filing.

     9. COMMENT: With respect to a footnote located in the Annual Fund Operating Expenses table that states "Janus Capital may recover from the Fund fees and expenses previously waived...," the Staff requested that the Registrant explain why the Registrant believes Janus Capital's waiver of fees should be classified as a waiver when the waiver agreement includes a recoupment provision.

          RESPONSE: The Registrant acknowledges the comment but believes that despite the ability to recoup fees, Janus Capital's relinquishment of its right to timely collect its fees constitutes a form of waiver. Janus Capital may recover waived fees and expenses but there is no guarantee that this will occur.

     10. COMMENT: In a footnote to the Annual Fund Operating Expenses table, the prospectus states "It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital will, under some circumstances, exceed the cumulative dollar amount of fees waived by Janus Capital." The Staff suggested that the Registrant disclose information as to whether the adviser reimburses the Fund under the above referenced circumstances.

          RESPONSE: The Registrant respectfully declines to follow the Staff's suggestion. The Registrant notes that there are numerous assumptions that need to occur under extreme circumstances for this scenario to arise, and even if it did arise, there is not necessarily a direct correlation between the amounts waived and the revenue earned. A waiver of advisory fees does not necessarily mean the adviser will earn greater compensation. In circumstances where that may occur, the Registrant's SAI currently discloses that: "The application of an expense limit, if any, will have a positive effect upon the Fund's performance and may result in an increase in the Performance Adjustment."

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          The Registrant believes that the circumstance contemplated by the footnote is only an extremely remote possibility, as illustrated by the following.

          The maximum Performance Adjustment (0.15% of average net assets during the prior 36 months) will occur if a fund outperforms or underperforms its benchmark index by 5.00% (may be higher or lower for each applicable Janus fund) over the same period. The Performance Adjustment is made in even increments for every 0.50% difference in the investment performance of a fund's measuring class. Thus, the rate used for the Performance Adjustment is 0.015% (1.5 basis points) for outperformance of 0.50%; 0.030% (3 basis points) for outperformance of 1.00%, and so forth.

          Assume that a fund had had $1 billion of net assets consistently over the prior 36 months. In order to improve a fund's performance by 0.50%, Janus Capital would have to waive approximately $5 million of fees. The effect of that would be to increase Janus Capital's fee by a maximum of 1.5 basis points ($150,000 per year). (The actual fee impact would be less to the extent that a fund's performance outperforms or underperforms its benchmark index by more than 5.00%, in which case the fee waiver might not have any impact on fees.) Thus, under normal circumstances, Janus Capital's "cost" of improving performance will vastly exceed the incremental performance fee benefit.

          The only time that the circumstance contemplated by the footnote might occur is when:

          (a) a fund has consistently been slightly over its expense limit (so Janus Capital's fee waiver is a very small dollar amount); AND

          (b) the effect of that small waiver has caused the fund's performance to cross from one performance fee increment to another - for example where a fund has outperformed the benchmark by 0.51% instead of 0.49%; AND

          (c) Janus Capital has recently stopped waiving fees. (If Janus Capital is still waiving fee, the performance adjustment would be an incremental expense to a fund that would itself be subject to the expense waiver).

     11. COMMENT: The Staff requested clarification regarding the term "investment personnel" as it relates to the management of Janus Global Research Fund, how the term is used throughout the documents, and whether disclosure, as it relates to Item 5 of Form N-1A, is appropriate.

          RESPONSE: As discussed, the use of the term "investment personnel" is intended as a reference to the team of equity research analysts described in the Fund's Principal Investment Strategies section as the group of professionals responsible for selecting investments for the Fund. The "team" is overseen by the Director of Research, James Goff, and disclosure reflects that Mr. Goff is "primarily" responsible for the day-to-day operations of the Fund. The Registrant believes that such disclosure is consistent with Item 5 of Form N-1A.

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     12.  COMMENT: The Staff inquired whether the disclosure related to illiquid investments captures the notion that securities which may have been deemed to be liquid may become illiquid if there is no secondary market for such securities.

          RESPONSE: The Registrant has disclosed the following in its SAIs:
          "Certain securities previously deemed liquid may become illiquid in any subsequent assessment of the foregoing factors or other changes affecting the security." The SAI lists the factors considered as part of a liquidity determination, which includes the "nature of the marketplace."

     13. COMMENT: With respect to disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff indicated that the disclosure did not state that the Registrant had designated an officer of the Funds for purposes of supervising the Registrant's anti-money laundering program.

          RESPONSE: As discussed during the call, the Trustees of the Registrant have designated an officer to supervise the anti-money laundering program, and the Registrant has noted the designated officer in the Trustees and Officers table of the SAI.

     14. COMMENT: With respect to the glossary definition provided for Industry concentration, the Staff noted that concentration is defined as "the investment of 25% or more" of fund's asset in a particular industry. The Staff requested that the disclosure relating to "concentration" be amended to reflect this definition.

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure as appropriate.

     15. COMMENT: With respect to Janus Long/Short Fund and strategy disclosure indicating that the Fund may take long and short positions in instruments that provide exposure to the equity markets, including exchange-traded funds, options, futures, and other index-based instruments, the Staff asked if the "other index-based instruments" could include hedge funds.

          RESPONSE: To the extent permissible by securities laws, the Registrant's investment in "other index-based instruments" could include hedge funds. However, the Registrant does not currently contemplate investing in hedge funds.

     16. COMMENT: With respect to the disclosure pertaining to the risks associated with short sales in the Alternative Funds' prospectus, the Staff asked whether similar disclosure was also reflected in other Fund prospectuses.

          RESPONSE: Consistent with the investment strategies and risks of each Fund, the Registrant includes the referenced disclosure as appropriate.

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Statements of Additional Information Comments

     17. COMMENT: In the section entitled "Investment Policies and Restrictions Applicable to All Funds," with respect to Janus Global Real Estate Fund, the policies state that the Fund may invest 25% or more of its assets it real estate. The Staff indicated that since this is an industry concentration policy, the word "may" should be replaced with "will."

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure.

     18. COMMENT: With respect to Janus Modular Portfolio Construction Fund, the Staff questioned whether or not the Fund's ability to invest directly in individual securities in addition to other Janus mutual funds was allowed under Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended, (the "1940 Act") or if the Registrant is relying on an exemptive order. Additionally, the Staff requested a supplemental explanation as to why underlying funds cannot acquire securities in excess of the limits of Section 12(d)(1) of the 1940 Act.

          RESPONSE: The Registrant believes that the Fund's strategies are consistent with and allowed under Rule 12d1-2 (one of the new "fund of funds rules"). The rule allows investment companies that rely on
          Section 12(d)(1)(G) to not only invest in affiliated investment companies in addition to Government securities and short-term paper, but to also invest in securities issued by other unaffiliated investment companies and securities other than those issued by an investment company.

          The underlying funds may not purchase above the limits of Section 12(d)(1) because of the Fund's reliance on Section 12(d)(1)(G). In
          Section 12(d)(1)(G)(IV), the Fund's purchase of an underlying fund is not subject to the limits of Section 12(d)(1) if the underlying fund has a policy that prohibits it from acquiring securities of other mutual funds in reliance on Section 12(d)(1)(F) of Section 12(d)(1)(G).

     19. COMMENT: The Staff requested that the Registrant provide additional disclosure regarding the difference between "funded" or "unfunded" credit default swaps.

          RESPONSE: The Registrant acknowledges the comment and has added additional disclosure as appropriate.

     20. COMMENT: The Staff stated that any benchmark related to portfolio manager compensation should be disclosed.

          RESPONSE: The Registrant's disclosure provides that compensation is based on individual performance as determined by Janus Capital. The factors that are taken into account are operating margin, asset flows in Janus funds, product line and distribution expansion, brand reinforcement, and specific employee goals. In compensation arrangements that involve peer group comparisons, the Lipper Peer Group has been disclosed. The overall assessment of the factors is based on management's judgment.

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     21.  COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

          RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney DeWalt

Rodney DeWalt
Legal Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Robin Nesbitt, Esq.
    Donna Brungardt